November 5, 2012

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. John Ganley

Re:	OFS Capital Corporation

Registration Statement on Form N-2

File No. 333-166363

Dear Mr. Ganley:

In connection with the above referenced Registration Statement, we wish to advise that between October 24, 2012 and the date hereof, 3,263 copies of the Preliminary Prospectus, dated October 24, 2012, were distributed as follows: 2,507 copies to institutional investors, 750 copies to individuals, 5 copies to prospective dealers, and 1 copy to a rating agency.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on November 7, 2012 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC UBS SECURITIES LLC BARCLAYS CAPITAL INC. As Representatives of the Prospective Underwriters.

MORGAN STANLEY & CO. LLC

By:	/s/ John Tyree
By: John Tyree
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Ethan Elzen
By: Ethan Elzen
Title: Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
By: Victoria Hale
Title: Vice President

[Signature Page to Acceleration Request]